
05000196

# FORM SE

# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL
RECEIVED
PROCESSING
JAN 0 4 2005
WASH, D.C.
SECTION

**Nomura Asset Acceptance Corporation**
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

**Form 8-K, December 28, 2004, Series 2004-AP3**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

________________________________________
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 3, 2005

NOMURA ASSET ACCEPTANCE CORPORATION



By: ______________________

Name: Matthew Bromberg
Title: Secretary

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Characteristics of the Mortgage Pool as of November 30, 2004, relating to Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2004-AP3 (filed in paper pursuant to the automatic SEC exemption pursuant to Release 33-7427, October 7, 1997). | P* |

---

* The Characteristics of the Mortgage Pool have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

## Program of the Mortgage Pool

| Program of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| Balloon 15/30 | 8 | $ 1,496,298.00 | 0.49 |
| Fixed 10 | 1 | $ 156,110.00 | 0.05 |
| Fixed 15 | 82 | $ 12,384,478.00 | 4.06 |
| Fixed 20 | 13 | $ 1,900,888.00 | 0.62 |
| Fixed 30 | 1,385 | $ 289,462,721.00 | 94.78 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Originator of the Mortgage Pool

| Originator of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| FNBN | 886 | $ 179,094,248.00 | 58.64 |
| NATION-ONE | 96 | $ 20,777,425.00 | 6.80 |
| FAIRMONT FUNDING | 52 | $ 17,587,844.00 | 5.76 |
| HOMESTAR | 111 | $ 14,229,851.00 | 4.66 |
| CAMERON FINANCIAL | 25 | $ 7,486,616.00 | 2.45 |
| EQUITY NOW | 26 | $ 6,497,625.00 | 2.13 |
| GATEWAY | 34 | $ 6,158,458.00 | 2.02 |
| AMERITRUST MTG BKRS | 12 | $ 4,658,253.00 | 1.53 |
| ALTERNA | 25 | $ 3,593,987.00 | 1.18 |
| COASTAL CAPITAL | 10 | $ 3,258,786.00 | 1.07 |
| Other | 212 | $ 42,057,404.00 | 13.77 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Scheduled Principal Balances of the Mortgage Pool

| Scheduled Principal Balances of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| 25001 - 50000 | 64 | $ 2,666,823.00 | 0.87 |
| 50001 - 75000 | 105 | $ 6,621,142.00 | 2.17 |
| 75001 - 100000 | 159 | $ 14,045,893.00 | 4.60 |
| 100001 - 125000 | 177 | $ 20,163,459.00 | 6.60 |
| 125001 - 150000 | 180 | $ 24,592,823.00 | 8.05 |
| 150001 - 175000 | 118 | $ 19,067,392.00 | 6.24 |
| 175001 - 200000 | 104 | $ 19,495,339.00 | 6.38 |
| 200001 - 225000 | 80 | $ 16,915,942.00 | 5.54 |
| 225001 - 250000 | 84 | $ 20,031,189.00 | 6.56 |
| 250001 - 275000 | 72 | $ 18,732,327.00 | 6.13 |
| 275001 - 350000 | 150 | $ 46,535,433.00 | 15.24 |
| 350001 - 450000 | 109 | $ 43,037,997.00 | 14.09 |
| 450001 - 550000 | 45 | $ 22,414,904.00 | 7.34 |
| 550001 - 650000 | 25 | $ 15,087,688.00 | 4.94 |
| 650001 - 750000 | 2 | $ 1,398,178.00 | 0.46 |
| 750001 - 850000 | 5 | $ 4,100,606.00 | 1.34 |
| 850001 - 950000 | 3 | $ 2,688,119.00 | 0.88 |
| Greater than or equal to 950001 | 7 | $ 7,805,242.00 | 2.56 |

| Total: | 1,489 | $ 305,400,497.00 | 100.00 |
|---|---|---|---|

## Loan Interest Rates of the Mortgage Pool

| Loan Interest Rates of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| 4.501 - 5.000 | 6 | $ 1,007,811.00 | 0.33 |
| 5.001 - 5.500 | 28 | $ 6,247,496.00 | 2.05 |
| 5.501 - 6.000 | 111 | $ 24,567,517.00 | 8.04 |
| 6.001 - 6.500 | 239 | $ 53,024,246.00 | 17.36 |
| 6.501 - 7.000 | 277 | $ 60,000,954.00 | 19.65 |
| 7.001 - 7.500 | 296 | $ 62,282,820.00 | 20.39 |
| 7.501 - 8.000 | 256 | $ 45,417,852.00 | 14.87 |
| 8.001 - 8.500 | 134 | $ 23,562,988.00 | 7.72 |
| 8.501 - 9.000 | 77 | $ 16,296,543.00 | 5.34 |
| 9.001 - 9.500 | 32 | $ 7,377,956.00 | 2.42 |
| 9.501 - 10.000 | 15 | $ 2,198,517.00 | 0.72 |
| 10.001 - 10.500 | 12 | $ 1,765,399.00 | 0.58 |
| 10.501 - 11.000 | 4 | $ 1,172,817.00 | 0.38 |
| 11.001 - 11.500 | 1 | $ 449,416.00 | 0.15 |
| 12.501 - 13.000 | 1 | $ 28,166.00 | 0.01 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Credit Scores of the Mortgage Pool

| Credit Scores of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| No Credit Score | 20 | $ 2,940,824.00 | 0.96 |
| 581 - 600 | 13 | $ 2,729,310.00 | 0.89 |
| 601 - 620 | 51 | $ 11,527,815.00 | 3.77 |
| 621 - 640 | 144 | $ 27,245,562.00 | 8.92 |
| 641 - 660 | 198 | $ 43,913,401.00 | 14.38 |
| 661 - 680 | 268 | $ 52,487,955.00 | 17.19 |
| 681 - 700 | 198 | $ 43,268,927.00 | 14.17 |
| 701 - 720 | 188 | $ 38,698,227.00 | 12.67 |
| 721 - 740 | 148 | $ 31,108,689.00 | 10.19 |
| 741 - 760 | 111 | $ 19,601,734.00 | 6.42 |
| 761 - 780 | 93 | $ 19,307,306.00 | 6.32 |
| 781 - 800 | 43 | $ 9,395,557.00 | 3.08 |
| 801 - 820 | 14 | $ 3,175,189.00 | 1.04 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Documentation Type of the Mortgage Pool

| Documentation Type of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| Reduced with VOA (A-SI) | 494 | $ 112,968,958.00 | 36.99 |
| None (NI-NA) | 476 | $ 83,815,228.00 | 27.44 |
| No Ratio (A-NI) | 210 | $ 45,230,719.00 | 14.81 |
| Full (I-A) | 190 | $ 39,980,215.00 | 13.09 |
| Stated/Stated with Vvoe (S-S) | 119 | $ 23,405,377.00 | 7.66 |

| Total: | 1,489 | $ 305,400,497.00 | 100.00 |
|---|---|---|---|

## Property Type of the Mortgage Pool

| Property Type of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| Single Family Residence | 804 | $ 153,509,975.00 | 50.27 |
| PUD | 228 | $ 47,048,721.00 | 15.41 |
| 2-Family | 165 | $ 42,455,127.00 | 13.90 |
| 3-Family | 114 | $ 27,877,219.00 | 9.13 |
| Condo | 111 | $ 19,891,910.00 | 6.51 |
| 4-Family | 56 | $ 12,750,382.00 | 4.17 |
| Co-op | 10 | $ 1,812,565.00 | 0.59 |
| Townhouse | 1 | $ 54,598.00 | 0.02 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Occupancy Status of the Mortgage Pool

| Occupancy Status of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| Owner-Occupied | 1,128 | $ 245,103,307.00 | 80.26 |
| Investor | 321 | $ 52,002,407.00 | 17.03 |
| Second Home | 40 | $ 8,294,783.00 | 2.72 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Loan Purpose of the Mortgage Pool

| Loan Purpose of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| Purchase | 949 | $ 187,002,660.00 | 61.23 |
| Cash Out/ Equity Refi | 432 | $ 93,589,796.00 | 30.64 |
| Rate/Term Refi | 108 | $ 24,808,041.00 | 8.12 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Original Loan-to-Value Ratios of the Mortgage Pool

| Original Loan-to-Value Ratios of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| <= 50.00 | 77 | $ 12,908,959.00 | 4.23 |
| 50.01 - 55.00 | 40 | $ 8,376,582.00 | 2.74 |
| 55.01 - 60.00 | 55 | $ 12,651,104.00 | 4.14 |
| 60.01 - 65.00 | 62 | $ 14,068,742.00 | 4.61 |
| 65.01 - 70.00 | 126 | $ 29,560,221.00 | 9.68 |
| 70.01 - 75.00 | 102 | $ 22,695,808.00 | 7.43 |
| 75.01 - 80.00 | 563 | $ 122,533,751.00 | 40.12 |
| 80.01 - 85.00 | 34 | $ 4,907,133.00 | 1.61 |
| 85.01 - 90.00 | 120 | $ 20,309,389.00 | 6.65 |
| 90.01 - 95.00 | 299 | $ 55,451,557.00 | 18.16 |
| 95.01 - 100.00 | 11 | $ 1,937,250.00 | 0.63 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Combined Loan-to-Value Ratios of the Mortgage Pool

| Combined Loan-to-Value Ratios of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| <= 50.00 | 75 | $ 12,589,744.00 | 4.12 |
| 50.01 - 55.00 | 40 | $ 8,376,582.00 | 2.74 |
| 55.01 - 60.00 | 49 | $ 10,967,104.00 | 3.59 |
| 60.01 - 65.00 | 60 | $ 13,508,318.00 | 4.42 |
| 65.01 - 70.00 | 97 | $ 24,302,608.00 | 7.96 |
| 70.01 - 75.00 | 85 | $ 20,006,053.00 | 6.55 |
| 75.01 - 80.00 | 296 | $ 64,862,865.00 | 21.24 |
| 80.01 - 85.00 | 35 | $ 5,123,306.00 | 1.68 |
| 85.01 - 90.00 | 165 | $ 37,405,597.00 | 12.25 |
| 90.01 - 95.00 | 383 | $ 73,078,495.00 | 23.93 |
| 95.01 - 100.00 | 204 | $ 35,179,824.00 | 11.52 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Mortgage Insurance Company for the Mortgage Pool

| Mortgage Insurance Company for the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| 0 | 1,048 | $ 226,804,907.00 | 74.26 |
| 1 | 245 | $ 43,083,605.00 | 14.11 |
| 10 | 57 | $ 9,506,576.00 | 3.11 |
| 11 | 120 | $ 22,463,727.00 | 7.36 |
| 12 | 11 | $ 1,695,248.00 | 0.56 |
| 17 | 1 | $ 137,248.00 | 0.04 |
| 19 | 1 | $ 254,642.00 | 0.08 |
| 4 | 6 | $ 1,454,543.00 | 0.48 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Mortgage Insurance Percentage of the Mortgage Pool

| Mortgage Insurance Percentage of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| 0 | 1,048 | $ 226,804,907.00 | 74.26 |
| 6 | 4 | $ 416,535.00 | 0.14 |
| 12 | 34 | $ 5,268,333.00 | 1.73 |
| 25 | 109 | $ 17,815,286.00 | 5.83 |
| 30 | 285 | $ 53,476,540.00 | 17.51 |
| 35 | 9 | $ 1,618,896.00 | 0.53 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Lien Status of the Mortgage Pool

| Lien Status of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| First Lien | 1,489 | $ 305,400,497.00 | 100.00 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Original Terms of the Mortgage Pool

| Original Terms of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| 120 | 1 | $ 156,110.00 | 0.05 |
| 180 | 90 | $ 13,880,777.00 | 4.55 |
| 240 | 13 | $ 1,900,888.00 | 0.62 |
| 360 | 1,385 | $ 289,462,721.00 | 94.78 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Stated Remaining Terms of the Mortgage Pool

| Stated Remaining Terms of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| 1 - 180 | 91 | $ 14,036,887.00 | 4.60 |
| 181 - 240 | 13 | $ 1,900,888.00 | 0.62 |
| 301 - 360 | 1,385 | $ 289,462,721.00 | 94.78 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Seasoning of the Mortgage Pool

| Seasoning of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| 2 | 14 | $ 3,086,781.00 | 1.01 |
| 3 | 812 | $ 165,919,448.00 | 54.33 |
| 4 | 329 | $ 70,169,382.00 | 22.98 |
| 5-7 | 261 | $ 52,252,354.00 | 17.11 |
| 8-10 | 47 | $ 9,386,383.00 | 3.07 |
| 11-13 | 18 | $ 3,068,960.00 | 1.00 |
| Greater than or equal to 14 | 8 | $ 1,517,189.00 | 0.50 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Geographic Distribution of the Mortgage Pool

| Geographic Distribution of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| New York | 226 | $ 69,009,445.00 | 22.60 |
| California | 110 | $ 36,681,594.00 | 12.01 |
| Florida | 176 | $ 28,834,364.00 | 9.44 |
| New Jersey | 100 | $ 23,513,030.00 | 7.70 |
| Massachusetts | 83 | $ 20,621,359.00 | 6.75 |
| Arizona | 82 | $ 14,885,328.00 | 4.87 |
| Connecticut | 74 | $ 14,795,368.00 | 4.84 |
| Nevada | 50 | $ 10,069,812.00 | 3.30 |
| Illinois | 54 | $ 9,982,041.00 | 3.27 |
| Virginia | 43 | $ 8,755,543.00 | 2.87 |
| Other | 491 | $ 68,252,613.00 | 22.35 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Zip Codes of the Mortgage Pool

| Zip Codes of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| 11368 | 6 | $ 2,922,449.00 | 0.96 |
| 85253 | 2 | $ 2,077,000.00 | 0.68 |
| 11207 | 6 | $ 2,037,842.00 | 0.67 |
| 6902 | 3 | $ 1,902,872.00 | 0.62 |
| 10573 | 4 | $ 1,806,699.00 | 0.59 |
| 11372 | 3 | $ 1,588,105.00 | 0.52 |
| 7202 | 5 | $ 1,551,628.00 | 0.51 |
| 11420 | 5 | $ 1,543,451.00 | 0.51 |
| 1841 | 6 | $ 1,517,954.00 | 0.50 |
| 11419 | 4 | $ 1,513,085.00 | 0.50 |
| Other | 1,445 | $ 286,939,411.00 | 93.96 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Prepay Penalty Original Term of the Mortgage Pool

| Prepay Penalty Original Term of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| 0 | 665 | $ 155,814,972.00 | 51.02 |
| 3 | 1 | $ 98,511.00 | 0.03 |
| 6 | 3 | $ 510,968.00 | 0.17 |
| 12 | 142 | $ 30,333,649.00 | 9.93 |
| 24 | 80 | $ 14,396,037.00 | 4.71 |
| 36 | 291 | $ 48,546,006.00 | 15.90 |
| 60 | 307 | $ 55,700,354.00 | 18.24 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |

## Prepay Penalty Remaining Term of the Mortgage Pool

| Prepay Penalty Remaining Term of the Mortgage Pool | Loan Count | UPB | %UPB |
|---|---|---|---|
| 0 | 669 | $ 156,574,884.00 | 51.27 |
| 1-6 | 5 | $ 745,873.00 | 0.24 |
| 7-12 | 137 | $ 29,437,343.00 | 9.64 |
| 13 - 18 | 2 | $ 495,323.00 | 0.16 |
| 19 - 24 | 78 | $ 13,900,713.00 | 4.55 |
| 25 - 30 | 23 | $ 4,108,701.00 | 1.35 |
| 31 - 42 | 268 | $ 44,437,305.00 | 14.55 |
| 49 - 54 | 14 | $ 2,551,768.00 | 0.84 |
| 55 - 60 | 293 | $ 53,148,586.00 | 17.40 |
| **Total:** | **1,489** | **$ 305,400,497.00** | **100.00** |